UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2015

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

PUBLICLY-HELD COMPANY

CNPJ MF 02.558.157/0001-62 - NIRE 35.3.001.5881-4

MINUTES OF THE 271st MEETING OF THE BOARD OF DIRECTORS

1. DATE, HOUR AND VENUE: May 4, 2015, at 11 a.m., at the office of Telefônica Brasil S.A. (“Company”), located at Av. Eng. Luiz Carlos Berrini, 1376, Brooklin, São Paulo – SP.

2. CHAIRMAN AND SECRETARY: Antonio Carlos Valente da Silva – Chairman of the Board of Directors; and Breno Rodrigo Pacheco de Oliveira – Secretary of the Board of Directors.

3. PARTICIPANTS: Directors that subscribed the minutes, as prescribed by article 19, paragraph 4, of the Bylaws, with necessary quorum for holding and resolution.

4. DISCUSSIONS AND RESOLUTIONS: The Directors approved, by unanimous decision, the following matters:

4.1.        Verify the subscription of 6,282,660 (six million, two hundred and eighty-two, six hundred and sixty) preferred shares, nominative, no par value, issued by the Company (“Preferred Shares”), at the unitary issuance price of R$47.00 (forty-seven reais), which were issued under the Public Offering for Primary Distribution of Shares held simultaneously in Brazil, in non-organized over the counter market, and abroad ("Global Offering"), approved by the Board of Directors in meetings held on March 25, 2015, April 27, 2015 and April 30, 2015, due to the exercise, by the Bank of America Merrill Lynch Banco Múltiplo S.A., of the option of over-allotment of shares that was granted by the Company through the Coordination, Placement and Firm Guarantee of Settlement of Common and Preferred Shares Issued by Telefônica Brasil S.A., in accordance with Article 24 of CVM Instruction 400, of December 29, 2003, as amended, to meet the excess demand verified during the Offering.

4.2.        As a result of the determination referred in the previous item, approve the increase of the Company's capital stock, within the limits of its authorized capital provided for in Article 4 of the Company's Bylaws and with the exclusion of preemptive rights of the Company's current shareholders, pursuant to Article 172 of Law 6,404, of December 15, 1976, as amended (“Law of Corporations”), in the amount of R$295,285,020.00 (two hundred and ninety-five million, two hundred and eighty-five thousand and twenty reais), as approved on the Meeting of the Board of Directors of April 30, 2015, the Company's capital stock now being R$53,905,394,803.83 (fifty-three billion, nine hundred and five million, three hundred and ninety-four thousand, eight hundred and three reais and eighty-three cents), represented by 503,046,911 (five hundred and three million, forty-six thousand, nine hundred and eleven) common shares and 985,019,821 (nine hundred and eighty-five million, nineteen thousand and eight hundred and twenty-one) preferred shares. The Preferred Shares issued as a result of the capital increase will entitle their holders, from the date of disclosure of the Global Offering announcement of commencement, the same rights assigned respectively to the holders of preferred shares, currently outstanding, under the Company's Bylaws and the Law of Corporations, fully participating in dividends and other distributions that may be declared from the date of publication of the Global Offering announcement of commencement.

Minutes of the 271st MBD Pg. 1/2

With nothing else to address, the Meeting was adjourned and this minutes was drafted by the Board’s Secretary, which was approved and signed by the attending Directors, and drafted in the book of minutes. São Paulo, May 4, 2015. (a.a.) Antonio Carlos Valente da Silva – Board of Directors’ Chairman; Santiago Fernández Valbuena – Board of Directors’ Vice-Chairman; Antonio Gonçalves de Oliveira; Eduardo Navarro de Carvalho; Francisco Javier de Paz Mancho; José Fernando de Almansa Moreno-Barreda; Luciano Carvalho Ventura; Luis Javier Bastida Ibarguen; Luiz Fernando Furlan; Narcís Serra Serra; Roberto Oliveira de Lima. Board of Directors’ Secretary: Breno Rodrigo Pacheco de Oliveira.

This counterpart is a true copy of the minutes of the 271st Board of Directors’ Meeting of Telefônica Brasil S.A., held on May 4, 2015, drafted in the book of minutes.

Breno Rodrigo Pacheco de Oliveira

Board of Directors’ Secretary

Minutes of the 271st MBD Pg. 2/2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	May 4, 2015	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director